# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sportradar Group AG, CIK 0001836470
CUSIP: H8088L103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Feldlistrasse 2, St. Gallen, Switzerland (V8), CH-9000
Date of event which requires filing of this statement: 05/05/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023173
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 68,171,745; sole dispositive power 0; shared dispositive power 68,171,745; aggregate amount beneficially owned 68,171,745 (30.9% of the class)
  Comment: The reported percentage in item 11 is calculated based on 220,584,591 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.

## Item 1. Issuer
Name of issuer: Sportradar Group AG
Address of issuer's principal executive offices: Feldlistrasse 2 St. Gallen, V8, CH-9000

## Item 2. Person Filing
Name of person filing: This statement is filed by Canada Pension Plan Investment Board, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada (Federal)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on page 2.

The reported 68,171,745 Class A Ordinary Shares are directly held by CPP Investment Board Europe Inc. ("CPP Europe"), a wholly owned subsidiary of the Reporting Person. Accordingly, the Reporting Person may be deemed to have sole voting and dispositive power over, and therefore beneficially own, the Class A Ordinary Shares held by CPP Europe. The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See response to Item 11 on page 2.
Sole power to vote or to direct the vote: See response to Item 5 on page 2.
Shared power to vote or to direct the vote: See response to Item 6 on page 2.
Sole power to dispose or to direct the disposition: See response to Item 7 on page 2.
Shared power to dispose or to direct the disposition: See response to Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels, Managing Director, Head of Compliance (05/14/2025)